SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 9)*

RCS Capital Corporation
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

74937W102
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,567,571 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,567,571 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,567,571 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 3,319,599 Shares, 2,059,587 Shares and 1,411,894 Shares issuable upon the conversion of New Convertible Preferred Stock, the Convertible Notes and the Series D-2 Preferred Stock, respectively.  See Item 5(a).

(2) Calculated in accordance with the Share Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,430,961 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,430,961 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,430,961 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 889,835 Shares and 551,842 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Share Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,820,429 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,820,429 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,820,429 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 4,096,357 Shares, 2,540,465 Shares and 1,036,701 Shares issuable upon the conversion of New Convertible Preferred Stock, the Convertible Notes and the Series D-2 Preferred Stock, respectively.  See Item 5(a).

(2) Calculated in accordance with the Share Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,820,429 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,820,429 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,820,429 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 4,096,357 Shares, 2,540,465 Shares and 1,036,701 Shares issuable upon the conversion of New Convertible Preferred Stock, the Convertible Notes and the Series D-2 Preferred Stock, respectively.  See Item 5(a).

(2) Calculated in accordance with the Share Ownership Restrictions assuming no other Reporting Person, other than the Offshore Master Fund, or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

697,725 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

697,725 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

697,725 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 314,415 Shares and 195,043 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Share Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

697,725 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

697,725 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

697,725 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 314,415 Shares and 195,043 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Share Ownership Restrictions assuming no other Reporting Person, other than the Spectrum Master Fund, or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

540,741 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

540,741 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

540,741 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 174,820 Shares, 108,451 Shares and 87,863 Shares issuable upon the conversion of New Convertible Preferred Stock, the Convertible Notes and the Series D-2 Preferred Stock, respectively.  See Item 5(a).

(2) Calculated in accordance with the Share Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

540,741 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

540,741 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

540,741 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 174,820 Shares, 108,451 Shares and 87,863 Shares issuable upon the conversion of New Convertible Preferred Stock, the Convertible Notes and the Series D-2 Preferred Stock, respectively

(2) Calculated in accordance with the Share Ownership Restrictions assuming no other Reporting Person, other than the Thebes Master Fund, or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes B Onshore, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,245

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,245

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,245

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)

14.	TYPE OF REPORTING PERSON

OO

(1) Calculated in accordance with the Share Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,245

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,245

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,245

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)

14.	TYPE OF REPORTING PERSON

CO

(1) Calculated in accordance with the Share Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,079,609 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,079,609 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,079,609 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes  8,795,026 Shares, 5,455,388 Shares and  2,536,458 Shares issuable upon the conversion of New Convertible Preferred Stock, the Convertible Notes and the Series D-2 Preferred Stock, respectively.  See Item 5(a).

(2) Calculated in accordance with the Share Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,831,771 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,831,771 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,831,771 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 9,134,183 Shares, 5,665,728 Shares and  2,536,458 Shares issuable upon the conversion of New Convertible Preferred Stock, the Convertible Notes and the Series D-2 Preferred Stock, respectively. See Item 5(a).

(2) Calculated in accordance with the Share Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,831,771 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,831,771 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,831,771 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 9,134,183 Shares, 5,665,728 Shares and  2,536,458 Shares issuable upon the conversion of New Convertible Preferred Stock, the Convertible Notes and the Series D-2 Preferred Stock, respectively. See Item 5(a).

(2) Calculated in accordance with the Share Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,831,771 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,831,771 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,831,771 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 9,134,183 Shares, 5,665,728 Shares and  2,536,458 Shares issuable upon the conversion of New Convertible Preferred Stock, the Convertible Notes and the Series D-2 Preferred Stock, respectively. See Item 5(a).

(2) Calculated in accordance with the Share Ownership Restrictions.  See Item 5(a).

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

This statement is filed by Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”), Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”), Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”), Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”), Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Spectrum Master Fund”), Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company,  (the “Spectrum Feeder Fund”),  Thebes Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Thebes Master Fund”), Thebes Partners Offshore, Ltd., a Cayman Islands exempted company (the “Thebes Feeder Fund”), Thebes B Onshore, LLC, a Delaware limited liability company (“Thebes B”), Thebes Partners, LP, a Delaware limited partnership (“Thebes Partners”  and, collectively with the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund, the Spectrum Feeder Fund, the Thebes Master Fund and Thebes B, the “Luxor Funds”), LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”), Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”), Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”) and Christian Leone.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund, the Spectrum Master Fund is a subsidiary of the Spectrum Feeder Fund, the Thebes Feeder Fund is the owner of a controlling interest in, and together with a minority investor owns 100% of the interests in, Thebes Master Fund and Thebes B is a subsidiary of Thebes Partners.  By virtue of these relationships, the Offshore Feeder Fund may be deemed to beneficially own the Shares underlying the securities owned directly by the Offshore Master Fund, the Spectrum Feeder Fund may be deemed to beneficially own the Shares underlying the securities owned directly by the Spectrum Master Fund, the Thebes Feeder Fund may be deemed to beneficially own the Shares owned directly by the Thebes Master Fund and Thebes Partners may be deemed to beneficially own the Shares owned directly by Thebes B.

LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund, the Thebes Master Fund and Thebes Partners.  By virtue of these relationships, LCG Holdings may be deemed to beneficially own the Shares beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund, the Thebes Master Fund and Thebes B.

Luxor Capital Group acts as the investment manager of the Luxor Funds and to an account it separately manages (the “Separately Managed Account”).  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of each of LCG Holdings and Luxor Management.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to beneficially own the Shares beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund, the Thebes Master Fund, Thebes B and the Separately Managed Account.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of the Offshore Feeder Fund, the Spectrum Feeder Fund and the Thebes Feeder Fund.  To the best of Luxor’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The business address of each of the Onshore Fund, the Wavefront Fund, Thebes B, Thebes Partners, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, NY 10036.  The business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund, the Spectrum Feeder Fund, the Thebes Master Fund and the Thebes Feeder Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(c)           The principal business of each of the Luxor Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Luxor Capital Group is providing investment management services.  The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.  The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund, the Thebes Master Fund and Thebes Partners.  Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund, the Spectrum Feeder Fund, the Thebes Master Fund and the Thebes Feeder Fund is organized under the laws of the Cayman Islands.  Each of the Onshore Fund, the Wavefront Fund, Thebes B, Thebes Partners, LCG Holdings, Luxor Capital Group and Luxor Management is organized under the laws of the State of Delaware.  Mr. Leone is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

A total of approximately $368,757,624 was paid to acquire the securities reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund, the Thebes Master Fund, the Separately Managed Account and Blue Sands LLC (“Blue Sands”) and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.  The Shares acquired by Thebes B and certain of the Shares acquired by the Thebes Master Fund were acquired as part of a contribution in kind.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 17, 2015, RCAP Holdings, LLC (“RCAP Holdings”) executed and delivered a written consent (the “Written Consent”) in lieu of a meeting of stockholders, in accordance with Section 228 of the Delaware General Corporation Law and the Issuer’s by-laws and certificate of incorporation, approving the Corporate Actions (as defined below).  RCAP Holdings executed and delivered the Written Consent in its capacity as the holder of the sole outstanding share of the Issuer’s Class B common stock, $0.001 par value per share, which represents one vote more than 50% of the combined voting power of the Issuer’s outstanding capital stock and was sufficient to approve the Corporate Actions.  The Written Consent was executed and delivered in accordance with a voting agreement entered into between RCAP Holdings and certain of the Reporting Persons on August 6, 2015.

The “Corporate Actions” approved by the Written Consent are:

•	Approval of the issuance of 3,138,372 Shares to certain of the Reporting Persons and certain other members of RCS Capital Management, LLC (“RCM”), pursuant to the Termination Agreement.

•
Approval of the issuance of 2,511,458 Shares, subject to anti-dilution adjustment, issuable to certain of the Reporting Persons upon conversion of the Series D-2 Convertible Preferred Stock as of September 3, 2015, which also has the effect of permitting the exercise of the right of holders of Series D-2 Preferred Stock to vote on an as-converted basis with the holders of Shares.

The Corporate Actions became effective on October 7, 2015.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 88,506,213 Shares outstanding.

As of the date hereof, the Onshore Fund may be deemed to have beneficially owned 11,567,571 Shares, including 3,319,599 Shares issuable upon the conversion of New Convertible Preferred Stock, 2,059,587 Shares issuable upon the conversion of the Convertible Notes and 1,411,894 Shares issuable upon the conversion of the Series D-2 Preferred Stock, the Offshore Master Fund may be deemed to have beneficially owned 12,820,429 Shares, including 4,096,357 Shares issuable upon the conversion of New Convertible Preferred Stock, 2,540,465 Shares issuable upon the conversion of the Convertible Notes and 1,036,701 Shares issuable upon the conversion of Series D-2 Preferred Stock, the Wavefront Fund may be deemed to have beneficially owned 2,430,961 Shares, including 889,835 Shares issuable upon the conversion of New Convertible Preferred Stock and 551,842 Shares issuable upon the conversion of the Convertible Notes, the Spectrum Master Fund may be deemed to have beneficially owned 697,725 Shares, including 314,415 Shares issuable upon the conversion of New Convertible Preferred Stock and 195,043 Shares issuable upon the conversion of the Convertible Notes, the Thebes Master Fund may be deemed to have beneficially owned 540,741 Shares, including 174,820 Shares issuable upon the conversion of New Convertible Preferred Stock, 108,451 Shares issuable upon the conversion of the Convertible Notes and 87,863 Shares issuable upon the conversion of Series D-2 Preferred Stock, and Thebes B may be deemed to have beneficially owned 15,245 Shares, constituting approximately 12.1%, 13.3%, 2.7%, less than 1%, less than 1% and less than 1%, respectively, of the Shares calculated in accordance with the Share Ownership Restrictions (as defined below) assuming no other Luxor Fund or the Separately Managed Account has converted or exercised any securities owned by it.

The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the 12,820,429 Shares beneficially owned by the Offshore Master Fund, including 4,096,357 Shares issuable upon the conversion of New Convertible Preferred Stock, 2,540,465 Shares issuable upon the conversion of the Convertible Notes and 1,036,701 Shares issuable upon the conversion of Series D-2 Preferred Stock, constituting approximately 13.3% of the Shares outstanding calculated in accordance with the Share Ownership Restrictions assuming no Luxor Fund, other than the Offshore Master Fund, or the Separately Managed Account has converted or exercised any securities owned by it.

The Spectrum Feeder Fund, as the owner of a controlling interest in the Spectrum Master Fund, may be deemed to beneficially own the 697,725 Shares beneficially owned by the Spectrum Master Fund, including 314,415 Shares issuable upon the conversion of New Convertible Preferred Stock and 195,043 Shares issuable upon the conversion of the Convertible Notes, constituting less than 1% of the Shares outstanding calculated in accordance with the Share Ownership Restrictions, assuming no Luxor Fund, other than the Spectrum Master Fund, or the Separately Managed Account has converted or exercised any securities owned by it.

The Thebes Feeder Fund, as the owner of a controlling interest in the Thebes Master Fund, may be deemed to beneficially own the 540,741 Shares beneficially owned by the Thebes Master Fund, including 174,820 Shares issuable upon the conversion of New Convertible Preferred Stock, 108,451 Shares issuable upon the conversion of the Convertible Notes and 87,863 Shares issuable upon the conversion of Series D-2 Preferred Stock, constituting less than 1% of the Shares outstanding calculated in accordance with the Share Ownership Restrictions, assuming no Luxor Fund, other than the Thebes Master Fund, or the Separately Managed Account has converted or exercised any securities owned by it.

Thebes Partners, as the owner of a controlling interest in Thebes B, may be deemed to beneficially own the 15,245 Shares beneficially owned by Thebes B.

LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund, the Thebes Master Fund and Thebes Partners may be deemed to have beneficially owned the 28,079,609 Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund, the Thebes Master Fund and Thebes B, including 8,795,026 Shares issuable upon the conversion of New Convertible Preferred Stock, 5,455,388 Shares issuable upon the conversion of the Convertible Notes, 2,536,458 Shares issuable upon the conversion of Series D-2 Preferred Stock and 6,937 Shares beneficially owned by Blue Sands, constituting approximately 24.9% of the Shares outstanding calculated in accordance with the Share Ownership Restrictions.

Luxor Capital Group, as the investment manager of the Luxor Funds and the Separately Managed Account, may be deemed to have beneficially owned 28,831,771 Shares, including the 28,079,609 Shares beneficially owned by the Luxor Funds, including 8,795,026 Shares issuable upon the conversion of New Convertible Preferred Stock, 5,455,388 Shares issuable upon the conversion of the Convertible Notes, 2,536,458 Shares issuable upon the conversion of Series D-2 Preferred Stock and 6,937 Shares beneficially owned by Blue Sands, and 752,162 Shares beneficially owned by the Separately Managed Account, including 339,156 Shares issuable upon the conversion of New Convertible Preferred Stock and 210,340 Shares issuable upon the conversion of the Convertible Notes, constituting approximately 24.9% of the Shares outstanding calculated in accordance with the Share Ownership Restrictions.

Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 28,831,771 Shares beneficially owned by Luxor Capital Group, including 9,134,183 Shares issuable upon the conversion of New Convertible Preferred Stock, 5,665,728 Shares issuable upon the conversion of the Convertible Notes and 2,536,458 Shares issuable upon the conversion of Series D-2 Preferred Stock, constituting approximately 24.9% of the Shares outstanding calculated in accordance with the Share Ownership Restrictions.

Mr. Leone, as the managing member of each of Luxor Management and LCG Holdings, may be deemed to have beneficially owned the 28,831,771 Shares owned by Luxor Management, including 9,134,183 Shares issuable upon the conversion of New Convertible Preferred Stock, 5,665,728 Shares issuable upon the conversion of the Convertible Notes and 2,536,458 Shares issuable upon the conversion of Series D-2 Preferred Stock, constituting approximately 24.9% of the Shares outstanding calculated in accordance with the Share Ownership Restrictions.

Each of the Convertible Notes, the New Convertible Preferred Stock and the Series D-2 Preferred Stock has restrictions on conversion such that in no event shall any Reporting Persons on his or its own, or with any of his or its affiliates, be allowed to accept Shares upon conversion of the Convertible Notes, New Convertible Preferred Stock and/or the Series D-2 Preferred Stock, as applicable, if it would result in such Reporting Person owning more than 4.9% of the Shares outstanding at the time of conversion of the Convertible Notes, New Convertible Preferred Stock and/or the Series D-2 Preferred Stock (the “4.9% Blocker”) and in no event shall any Reporting Persons on his or its own, or with any of his or its affiliates, be allowed to accept Shares upon conversion of the Convertible Notes, the New Convertible Preferred Stock and/or the Series D-2 Preferred Stock, as applicable, if it would result in such Reporting Person owning more than 9.9% of the Shares outstanding at the time of conversion of the New Convertible Preferred Stock or the Series D-2 Preferred Stock (the “9.9% Blocker” and, together with the 4.9% Blocker, the “Stock Blockers”). Each of the Stock Blockers are waivable upon 65 days prior written notice to the Issuer.

The New Convertible Preferred Stock also has restrictions on conversion such that in no event shall any Reporting Persons on his or its own, or with any of his or its affiliates, be allowed to accept Shares if it would result in such Reporting Person owning more than 24.9% of the Shares outstanding at the time of conversion of the New Convertible Preferred Stock, unless such conversion is approved by the Financial Industry Regulatory Authority, Inc. (“FINRA”) (the “New Convertible Preferred Stock 24.9% Cap”).

In no event will a holder of Series D-2 Preferred Stock be allowed to accept Shares issuable upon conversion of the Series D-2 Preferred Stock or have voting rights with respect to the Series D-2 Preferred Stock that would result in the ownership of an aggregate number of Shares, when taken together with any other Shares then held by such holder and persons aggregated with such holder under FINRA rules, in excess of 24.9% of the outstanding Shares or in excess of 24.9% of the voting power, unless such ownership of Shares or voting in excess of such cap is duly approved in advance by FINRA (the “Series D-2 24.9% Cap and, together with the Stock Blockers and the New Convertible 24.9% Cap, the “Share Ownership Restrictions”).

Item 5(c) is hereby amended to add the following:

In connection with the effectiveness of the Corporate Actions, the Issuer issued 825,324 Shares to the Onshore Fund, 1,035,971 Shares to Blue Sands, 77,122 Shares to Blue Sands B Inc. (“Blue Sands B”), 218,705 Shares to Blue Sands C Inc. (“Blue Sands C”) and 82,878 Shares to Blue Sands D Inc. (“Blue Sands D” and, collectively with Blue Sands, Blue Sands B and Blue Sands C, the “Blue Sands Entities”).  Subsequent to this issuance, for no additional consideration, Blue Sands transferred 1,380,524 Shares to the Offshore Fund, Blue Sands B transferred 103,288 Shares to the Spectrum Fund, Blue Sands C transferred 292,908 Shares to the Wavefront Fund, Blue Sands D transferred 110,998 Shares to the Separately Managed Account and the Onshore Fund transferred 15,245 Shares to Thebes B.  As a result of the foregoing transfers, the Blue Sands Entities are no longer Reporting Persons for purposes of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 15, 2015, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1           Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  October 15, 2015

LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES B ONSHORE, LLC

By:	Luxor Capital Group, LP Manager
By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES PARTNERS, LP

By:	LCG Holdings, LLC General Partner
By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF LUXOR CAPITAL PARTNERS
OFFSHORE, LTD., LUXOR SPECTRUM OFFSHORE, LTD. AND THEBES PARTNERS OFFSHORE, LTD.

1.	Don Seymour
DMS Offshore Investment Services
dms House, 20 Genesis Close
George Town
P.O. Box 314
Grand Cayman KY1-1104
Cayman Islands

Mr. Seymour is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.	T. Glenn Mitchell
Maples Fiduciary Services
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands

Mr. Mitchell is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3.           Christian Leone (See Item 2)